Mail Stop 4561

      September 19, 2005

Khoa D. Nguyen
Principal Accounting Officer
Ezenia! Inc.
14 Celina Avenue, Suite 17-18
Nashua, New Hampshire 03063
(781) 505-2100

	Re:	Ezenia! Inc.
		Form 10-K/A: For the Year Ended December 31, 2004
		Filed April 27, 2005
		Form 10-Q: For the Quarterly Period Ended March 31, 2005
		Filed May 13, 2005
      Form 10-Q: For the Quarterly Period Ended June 30, 2005
		Filed August 10, 2005
		File No. 000-25882

Dear Mr. Nguyen,

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K/A for the Year Ended December 31, 2004

Item 8.  Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 3.Summary of Significant Accounting Polices

Revenue Recognition, page 31

1. Explain to us why you do not account for your software license sales under SOP 97-2 when, based on your disclosures, you clearly sell and market software.

2. Tell us how you have determined that your training, installation or consulting services are not essential to the functioning of any other elements in your arrangements. In this regard, presuming SOP
97-2 should be applied to your software sales, tell us how your services accounting complies with paragraphs 63-71 of SOP 97-2.

3. Explain the relationship between your customization of InfoWorkspace software classified as product development revenue and the sale of InfoWorkspace software licenses classified within "product revenue" in your statement of operations. Are any of the customization services related to product sales classified as product
revenue?   Explain to us and reference the accounting literature
you
are applying to your customization services.

4. Please explain why in each of the last two fiscal years deferred revenues at year end have exceeded 50% of your total annual revenues.
Please tell us what the length of the terms of subscriptions are and the related payment terms. For each of your product and service offerings tell us the point in time that revenue is recognized and the basis for any revenue deferral.

Third Party Technology, page 31

5. Please explain to us how you are applying paragraphs 8, 10 and
11
of SFAS 86 to your capitalized computer software.

Note 8. Income Taxes, page 37

6. We note that the reconciliation of your effective tax rate includes a reconciling item described as "adjustment of prior year" of $(4,127,000). Tell us more about the nature of this reconciling item and how your disclosures comply with paragraph 47 of SFAS No. 109 Tell us what prior periods the adjustment relates to and the basis for your recognition in fiscal 2004.

Item 9A. Controls and Procedures, page 42

7. We note your statement, in the first paragraph of this section that "the Company`s chief executive officer and chief financial officer concluded that the Company`s disclosure controls and procedures were effective to provide a reasonable level of assurance..." In addition, we note your statements in the second paragraph regarding "the inherent limitations in all controls systems." You should state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
available on our website at <http://www.sec.gov/rules/final/33-
8238.htm>.

Forms 10-Q for the Periods Ending March 31 and June 30, 2005

Item 4.  Controls and Procedures
8. You state that the Company`s management carried out an evaluation of the effectiveness of the Company`s disclosure control and procedures within the 90 days prior to the date of this report. Tell us how the timing of your assessments complies with Item 307 of Regulation S-K which requires such assessments as of the end of the period covered by the report.

*	*	*	*	*

      As appropriate, please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;


* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Steve Williams at (202) 551-3478 or Tammy
Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.


							Sincerely,



							Craig Wilson
      						Senior Assistant Chief
Accountant


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Khoa D. Nguyen
Ezenia! Inc.
September 19, 2005
Page 1